82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
ME[redacted]

05012129

PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

SUPPL

File No. 82-5133

October 26, 2005

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

RECEIVED
OCT 26 2005
192
SEC WASH, D.C. SECTION

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the **"Company"**) and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated October 19, 2005, informing that the Company has formulated their financial statements for the third quarter of 2005

2. Letter to CONASEV, dated October 21, 2005, informing of the Company's acquisition of shares

3. Third quarter financial results of Telefónica Empresas Perú S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Lauren D. Macioce

Lauren D. Macioce
Legal Assistant

Enclosures

dw 10/31

English Summary for Telefónica Empresas Perú S.A.A.

– Letter to CONASEV, dated October 19, 2005, informing that the Company has formulated their financial statements for the third quarter of 2005

– Letter to CONASEV, dated October 21, 2005, informing of the Company's acquisition of shares

– Third quarter financial results of Telefónica Empresas Perú S.A.A.

Lima, 19 de octubre de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que el día de ayer el Directorio de Telefónica Empresas Perú S.A.A. formuló sus estados financieros correspondientes al tercer trimestre de 2005 –los que se registrarán en la fecha en documento independiente a través del Sistema MVNet-, así como dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Lima, 21 de octubre de 2005

Señores
Registro Público del Mercado de Valores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

REF.-HECHO DE IMPORTANCIA

De nuestra consideración:

Nos dirigimos a ustedes en cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10 para hacer de su conocimiento que Telefónica del Perú S.A.A. ha adquirido en Rueda de Bolsa de la Bolsa de Valores de 24,973,124 acciones representativas del capital social de Telefónica Empresas Perú S.A.A. que representan el 97.86% del capital social de la misma, a un precio de S/. 9,70 por acción.

Como consecuencia de tal adquisición de acciones, Telefónica Empresas Perú S.A.A. pasa a ser filial directa de Telefónica del Perú S.A.A..

Agradeciendo la atención dispensada a la presente, queda de usted.

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

File No. 82-5133

Telefónica

Resultados Trimestrales
Telefónica Empresas Perú S.A.A.

Julio - Setiembre 2005

Hechos de Importancia

A continuación se presentan los principales hechos de importancia difundidos desde julio de 2005:

El Directorio, en su sesión del 20 de julio, formuló los estados financieros de la Sociedad al segundo trimestre de 2005 y dispuso su presentación ante las instituciones del mercado de valores que correspondan. En igual sentido, designó a la firma Medina, Zaldívar, Paredes y Asociados Sociedad Civil (miembro de la firma internacional Ernst & Young) como auditores externos para el ejercicio 2005.

El 30 de setiembre, el Directorio aceptó la renuncia al cargo de director titular formulada por Eduardo Caride, y designó como tal a Claudio Muñoz Zuñiga.

TELEFÓNICA EMPRESAS PERÚ S.A.A.

Discusión y análisis de los resultados del tercer trimestre del 2005 y nueve meses terminados el 30 de setiembre de 2005.

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el tercer trimestre, el Producto Bruto Interno (PBI) habría crecido alrededor de 5,0%. Como se puede observar en el gráfico hay una tendencia descendente en las tasas de crecimiento interanuales. A pesar de dicha tendencia, de acuerdo con la última encuesta de expectativas macroeconómicas realizada por el Banco Central de Reserva (BCR) a fines de setiembre, el consenso de analistas económicos espera que el 2005 finalice con un crecimiento de 5,6% (la mayor expansión en ocho años). Los motores del crecimiento son varios: exportaciones (tradicionales y no tradicionales), inversión privada en diferentes sectores (minería, construcción, industria, entre otros) y gasto público (principalmente gasto corriente). Asimismo, los 51 meses consecutivos de crecimiento han impactado favorablemente en la confianza de consumidores y empresarios. Cabe resaltar que a diferencia de períodos expansivos anteriores, éste se da sin incurrir en desequilibrios macroeconómicos. Por el contrario, este año, de acuerdo con el consenso de analistas se alcanzaría el primer superávit en cuenta corriente en 20 años y las reservas internacionales han alcanzado niveles elevados (US$13 695 millones a fines de setiembre, lo que representa una cobertura de 14 meses de importaciones). Por el lado fiscal, el consenso de mercado espera que el gobierno cumpla con su meta de déficit de 1,0% del PBI.


PBI
(Var. % respecto del mismo período del año anterior)
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
1997
1998
1999
2000
2001
2002
2003
2004
I-05
II
III (e)

Por el lado de los precios, en el tercer trimestre se registró una deflación de 0,17% y la tasa de inflación de 12 meses descendió a 1,11% (el menor registro desde octubre del 2002), situándose por debajo del límite inferior del rango objetivo del BCR para la inflación de todo el año (1,5%-3,5%). Durante los últimos meses, la tendencia descendente de la inflación ha estado impulsada, en buena medida, por la caída de precios de los alimentos en función a la mayor oferta de productos agrícolas, luego de la recuperación del sector tras la sequía del año 2004. En este escenario, el BCR redujo su proyección de inflación de 2,2% a 1,8% para este año. Incluso, algunos analistas señalan que la inflación podría ser inferior a 1,5%. Ante la ausencia de presiones inflacionarias, el BCR mantiene su tasa de referencia inalterada en 3,0% desde octubre del 2004.

De otro lado, el tipo de cambio finalizó setiembre en niveles de S/.3,322 por dólar, lo que representó una depreciación de 2,1% respecto del trimestre anterior, pero una apreciación de 0,6%

respecto de setiembre del 2004. Luego de la estabilidad registrada a lo largo del 2005, el nuevo sol comenzó a depreciarse en la segunda quincena de agosto, lo que se habría producido debido a diversos factores, tales como los siguientes: 1) tasas de interés de corto plazo en dólares superiores a las de nuevos soles, 2) posición de cambio de los bancos en niveles bajos, 3) mayor demanda de dólares por parte de inversionistas institucionales para adquirir bonos, 4) mayor demanda de forwards por parte de inversionistas extranjeros. Por su parte, el BCR ha avalado la depreciación manteniéndose ausente del mercado cambiario. Así, diversos analistas señalan que el BCR estaría buscando imponer un tipo de cambio más depreciado, que lo ayude a cumplir su meta de inflación anual. En los primeros días de octubre ha continuado el nerviosismo en el mercado cambiario y la cotización del dólar casi alcanzó los S/.3,40 por dólar (nivel no visto desde agosto del 2004). No obstante, diferentes analistas económicos e incluso el Ministro de Economía han señalado que podría observarse una corrección parcial del tipo de cambio puesto que las cuentas externas se mantienen sólidas. Así, entre enero y agosto se alcanzó un superávit comercial de US$2 962 millones, 80% más que en similar período del 2004.

Cabe señalar que, si bien la depreciación que acumula la moneda peruana en lo que va del 2005 va en contra de la tendencia regional, el riesgo país (medido a través del índice Embi+ elaborado por JP Morgan) ha descendido más que el de otros países latinoamericanos en los últimos meses. A fines de setiembre, se redujo a 138 puntos básicos, alcanzando mínimos históricos y ubicándose en un nivel similar al de México, país que cuenta con el grado de inversión. Cabe señalar que el 11 de julio, Standard & Poor's mejoró la perspectiva de estable a positivo del rating que asigna a la deuda soberana del Perú (BB o dos niveles por debajo del grado de inversión). De otro lado, a mediados de agosto el Estado peruano prepagó al Club de París US$1 555 millones, correspondientes a deuda con vencimientos hasta el 2009, lo que generará un ahorro anual estimado de US$350 millones en el servicio de deuda externa. La operación fue financiada con emisiones en el mercado local (S/.2 619 millones) y en el mercado externo (US$750 millones).

Resultados del Ejercicio

Durante el 3T05, los ingresos operativos alcanzaron S/.64,7 millones, presentando una contracción del 2,1% respecto al 3T04. Esta disminución se explica principalmente por la reducción de ingresos en S/. 7 millones en los proyectos de desarrollo e implantación y en las comisiones (retribuciones pagadas por Telefónica del Perú S.A.A. por la comercialización de sus servicios a clientes de la Sociedad) . Esta reducción fue parcialmente compensada por el incremento de S/. 6 millones en los ingresos por la venta de equipos, IP VPN e Infointernet.

Los ingresos acumulados de los 9M05 se redujeron a S/. 191,3 millones de S/. 196,3 millones de los 9M04, debido a la reducción de los ingresos por comisiones y proyectos de desarrollo e implantación en este año.

Los gastos operativos del 3T05 ascendieron a S/. 65,1 millones, es decir un incremento de 6,6 % en comparación al 3T04, explicado por el aumento de S/.4,7 millones en gastos de gestión, debido a mayores gastos por estudios para proyectos, al incremento en la venta de equipos y al registro de licencias informáticas

Los gastos de operación acumulados de los 9M05 han disminuido en S/. 1,2 millones con respecto a los 9M04, debido principalmente a la reducción de 3,2 millones en tributos y de 2,2 millones en gastos de personal. La disminución de los gastos operativos acumulados de los 9M05 se encuentra compensada por el incremento en gastos de gestión por S/. 2 millones, en función a los factores mencionados en el análisis trimestral.

El 3T05 mostró una perdida operativa de S/. 0,4 millones, monto inferior a los S/. 5 millones de utilidad obtenida en el 3T04, debido a los menores ingresos y al aumento de los gastos operativos en este trimestre. De igual forma, la utilidad operativa en los 9M05 alcanzó los S/. 9,4 millones

mostrando una disminución del 28,1% con respecto a la presentada en los 9M04, producto de la caída de los ingresos operativos.

En el 3T05, se ha registrado una utilidad no operativa de S/. 1,5 millones, que implicó un incremento de S/.0,8 millones debido principalmente a la disminución de S/.2,5 millones en los gastos financieros netos, compensada parcialmente por el hecho de que a partir de enero de 2005 se deja de aplicar el ajuste por inflación a los estados financieros (que en 3T04 implicó un resultado positivo de S/. 1,3 millones). En lo que respecta a los 9M05, el resultado no operativo alcanzó S/. 1,8 millones, cifra muy similar a la presentada en los 9M04.

Asimismo, la utilidad neta del 3T05 disminuyó en S/. 3,4 millones con respecto al 3T04, debido principalmente al incremento de los gastos operativos y la disminución de los ingresos operativos en S/. 1 millón; este importe se ve compensado con la disminución del Impuesto a la Renta y la participación de utilidades a los trabajadores en S/. 0,5 y S/. 0,7 millones respectivamente.

En los 9M05, se alcanzó una utilidad neta de S/.7,6 millones, inferior en 6,5% a la registrada en los 9M04, en función principalmente a la menor utilidad operativa.

Balance General

Al cierre del 3T05, el activo corriente muestra un incremento de S/. 10,4 millones, principalmente por el aumento registrado en Caja y Bancos. El pasivo corriente también se incrementó en S/. 11,1 millones, debido al aumento de las cuentas por pagar comerciales y las cuentas por pagar a las empresas relacionadas. De ese modo, el ratio de liquidez se mantuvo alrededor de 1,3 veces.

Finalmente, el patrimonio no presentó ninguna variación significativa respecto del 2T05 alcanzando S/. 120,7 millones.

TABLA 1
TELEFONICA EMPRESAS PERU S.A.A.
ESTADO DE RESULTADOS EN MILES DE SOLES (000) AL 30 DE SEPTIEMBRE DE 2005 (1)
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T04		3T05		Var. Abs. 3T05-3T04	Var. % 3T05-3T04	9M04		9M05		Var. Abs. 9M05-9M04	Var. % 9M05-9M04
		%		%		%		%		%		%
Ingresos Operativos	66,087	**100.0**	64,706	**100.0**	(1,381)	**(2.1)**	196,281	**297.0**	191,336	**295.7**	(4,945)	**(2.5)**
Gastos Operativos	61,058	**92.4**	65,101	**100.6**	4,043	**6.6**	183,158	**277.1**	181,897	**281.1**	(1,261)	**(0.7)**
Gastos de Personal	13,108	**19.8**	12,997	**20.1**	(110)	**(0.8)**	40,301	**61.0**	38,053	**58.8**	(2,248)	**(5.6)**
Gastos de Gestión	39,966	**60.5**	44,650	**69.0**	4,684	**11.7**	119,933	**181.5**	121,934	**188.4**	2,001	**1.7**
Tributos	1,201	**1.8**	359	**0.6**	(842)	**(70.1)**	3,511	**5.3**	322	**0.5**	(3,189)	**(90.8)**
Provisión de cobranza dudosa	96	**0.1**	248	**0.4**	152	**158.3**	632	**1.0**	707	**1.1**	75	**11.9**
Provisión para desvalorización de existencias	-	-	(493)	-	(493)	-	(637)	**(1.0)**	(493)	-	-	-
Depreciación y amortización	6,687	**10.1**	7,340	**11.3**	653	**9.8**	19,418	**29.4**	21,374	**33.0**	1,956	**10.1**
Resultado Operativo	5,029	**7.6**	(395)	**(0.6)**	(5,424)	**(107.9)**	13,123	**19.9**	9,439	**14.6**	(3,684)	**(28.1)**
Otros Ingresos (Gastos)												
Ingresos Financieros	4,407	**6.7**	3,646	**5.6**	(761)	**(17.3)**	8,111	**12.3**	5,376	**8.3**	(2,735)	**(33.7)**
Gastos Financieros	(5,017)	**(7.6)**	(1,781)	**(2.8)**	3,236	**64.5**	(8,007)	**(12.1)**	(3,188)	**(4.9)**	4,819	**60.2**
Otros Ingresos - Gastos Neto	49	**0.1**	(318)	**(0.5)**	(367)	**(749.0)**	177	**0.3**	(389)	**(0.6)**	(566)	**(319.8)**
Corrección Monetaria - REI	1,267	**1.9**	-	-	(1,267)	**(100.0)**	1,568	**2.4**	-	-	(1,568)	**(100.0)**
Resultado No Operativo	706	**1.1**	1,547	**2.4**	841	**119.1**	1,849	**2.8**	1,799	**2.8**	(50)	**(2.7)**
Resultado antes de Impuestos y Participac.	5,735	**8.7**	1,152	**1.8**	(4,583)	**(79.9)**	14,972	**22.7**	11,238	**17.4**	(3,734)	**(24.9)**
Participación de los Trabajadores	(628)	**(1.0)**	(164)	**(0.3)**	464	**73.9**	(2,091)	**(3.2)**	(829)	**(1.3)**	1,262	**60.4**
Impuestos	(1,696)	**(2.6)**	(977)	**(1.5)**	719	**42.4**	(4,712)	**(7.1)**	(2,772)	**(4.3)**	1,940	**41.2**
Resultado Neto	3,411	**5.2**	11	**0.0**	(3,400)	**(99.7)**	8,169	**12.4**	7,637	**11.8**	(532)	**(6.5)**

(1) De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.
En ese sentido, únicamente los datos de 2004 están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI) a diciembre de 2004.
Cabe precisar que, a partir del 1ro de enero de 2005 las diferencias en cambio se registran en ingresos o gastos financieros, según sea el caso. Para efectos comparativos, las diferencias en cambio correspondientes al 3T04 y a los 9M04 han sido reclasificadas en esa línea.

TABLA 2

TELEFONICA EMPRESAS PERU S.A.A.

BALANCE GENERAL EN MILES DE SOLES (000) AL 30 DE SETIEMBRE DE 2005[1]

(Fin de Período)

ACTIVO

	3T05	2T05	1T05	4T04	3T04
ACTIVO CORRIENTE					
Caja y bancos	36,334	21,198	39,502	19,205	42,339
Cuentas por cobrar comerciales, netas	32,753	29,059	28,308	28,384	29,395
Otras cuentas por cobrar, netas	3,444	4,310	5,101	2,230	2,225
Cuentas por cobrar a empresas relacionadas	26,454	33,300	25,380	27,110	19,760
Existencias	4,125	4,338	5,522	4,155	5,557
Gastos pagados por anticipado	2,057	2,549	836	1,376	1,299
Total Activo Corriente	105,167	94,754	104,649	82,460	100,575
CUENTAS POR COBRAR A EMPRESAS RELACIONADAS A LARGO PLAZO	782	758	755	765	-
INVERSIONES PERMANENTES	2	2	2	2	2
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	777	-	-	-	-
INMUEBLES, PLANTA Y EQUIPO	189,488	182,448	179,247	176,253	165,166
Depreciación Acumulada	(101,076)	(95,056)	(89,211)	(83,450)	(75,478)
INMUEBLES, PLANTA Y EQUIPO, NETO	88,412	87,392	90,036	92,803	89,688
Intangibles, neto	8,626	9,493	9,809	10,974	12,780
TOTAL ACTIVOS	203,766	192,399	205,251	187,004	203,045

PASIVO Y PATRIMONIO

	3T05	2T05	1T05	4T04	3T04
PASIVO CORRIENTE					
Sobregiros bancarios	1,278	1,072	270	323	-
Cuentas por pagar comerciales	21,959	18,280	22,223	24,669	14,163
Otras cuentas por pagar	16,752	13,948	13,847	19,778	14,754
Provisión para compensación por tiempo de servicio	1,170	514	1,481	471	254
Cuentas por pagar a empresas relacionadas	40,986	37,206	48,977	26,423	43,524
Parte Corriente de la Deuda a Largo Plazo	25	32	37	46	48
Total Pasivos Corrientes	82,170	71,052	86,835	71,710	72,743
DEUDA DE LARGO PLAZO	345	-	-	-	-
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	-	295	1,314	1,117	234
INGRESOS DIFERIDOS	545	357	513	1,108	1,303
Capital social	27,129	27,129	27,129	27,129	27,129
Capital adicional	75,020	75,020	75,020	75,020	75,020
Reserva legal	3,885	3,885	3,885	3,885	3,104
Resultados acumulados	14,672	14,661	10,555	7,035	23,512
	120,706	120,695	116,589	113,069	128,765
TOTAL PASIVO Y PATRIMONIO	203,766	192,399	205,251	187,004	203,045

(1) De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables. En ese sentido, únicamente los datos del 2004 están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI) al 31 de diciembre de 2004.